Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business/Financial Editors:
   Northgate Minerals Reports Record Gold Production in the Fourth Quarter 2008

    Fosterville Sets All-Time Gold Production Record

    VANCOUVER, Jan. 13 /CNW/ - (All figures in US dollars except where noted)
- Northgate Minerals Corporation (TSX: NGX, NYSE ALTERNEXT/AMEX: NXG) today reported record gold production in the fourth quarter of 2008, as well as the
2009 production forecast and exploration plans for its Canadian and Australian operations.

    <<
                       Fourth Quarter 2008 Highlights

    -   Achieved record quarterly gold production of 118,265 ounces, bringing total 2008 production to a record 354,800 ounces.
    -   Strong turnaround at Fosterville with 26,398 ounces produced, representing a new quarterly record.
    -   Production at Stawell of 30,553 ounces of gold, the fourth highest quarterly production in the long 26-year history of the mine.
    -   Kemess produced 61,314 ounces of gold and 14.4 million pounds of copper.
    -   Northgate's average net cash cost of production for its three operating mines was $421 per ounce of gold.
    -   Doubled the total gold resource base to over 4.0 million ounces at the Young-Davidson property.
    -   Announced the discovery of significant extensions to three mineralized zones at Fosterville.

                     2009 Production Forecast Highlights

    -   Northgate is forecasting record gold production of 392,000 ounces from its three operating mines in Canada and Australia.
    -   Copper production from the Kemess mine is forecast to be 54.0 million pounds.
    -   Northgate's average cash cost of production, net of by-product credits, is forecast to be $461 per ounce of gold assuming a copper price of $1.40 per pound and exchange rates of Cdn$/US$1.25 and
        A$/US$1.43.
    -   Exploration spending in Australia is forecast to be $8.2 million, split almost equally between the two operations, in support of mine-life extensions.
    -   Exploration spending for the Young-Davidson property is forecast to be $1.2 million, which will focus on targets outside of the known resource area.
    >>

    Ken Stowe, President & CEO, commented, "When we acquired Perseverance
Corporation only 11 months ago, our stated and primary goals were to quickly increase the mine life at Stawell through an aggressive exploration program and underground infrastructure enhancements, and to dramatically improve the productivity at Fosterville. The results are readily apparent. At Stawell, after only five months of ownership, we added 140,000 ounces to the reserve in
July, the single largest reserve addition in the mine's history. At the same time, working conditions underground have dramatically improved through significant investments in ventilation and cooling. Furthermore, ore haulage costs have been reduced by approximately 30% with the acquisition of larger trucks. At Fosterville, having successfully completed the conversion to owner mining, our considerable turnaround efforts began to show tangible results in all areas during the fourth quarter, with the mine reporting the highest quarterly production in its history at a cash cost of $513 per ounce. In addition, we made considerable progress on the heated leach circuit, which will further improve gold recovery at the operation while allowing us to re-treat previously produced high-grade leach circuit tailings containing over
50,000 ounces of gold. Our strong balance sheet will allow us to continue aggressive exploration programs at both Australian mines, where we plan to invest $8.2 million, building on our success in the GG6 zone at Stawell and the recent exciting results from the Harrier Underground zones at Fosterville.
In Canada, production of gold at Kemess is expected to decline slightly from
2008 levels. Mining in the west end of the pit is currently scheduled to be completed by mid-year, at which time the mill will begin processing lower grade stockpiles and east pit ores. At Young-Davidson, we are taking a fresh look at all aspects of the mine development plan based upon the very impressive doubling of the gold resource base announced in December. Once this re-scoping has been completed, we will then commence feasibility study work.
With record combined gold production from Kemess, Stawell and Fosterville forecast for 2009 and strong prospects for continued exploration success in
Australia and at Young-Davidson, the year ahead should be an exciting one for
Northgate and our shareholders."

    Consolidated Fourth Quarter Production Results

    The following table provides a summary of operations for the fourth quarter and the full year of 2008 and the comparable periods of 2007.

    <<
                                 Q4 2008     Q4 2007        2008        2007
    -------------------------------------------------------------------------
    Production
      Gold (ounces)(1)           118,265      41,467     354,800     245,631
      Copper (thousands pounds)   14,391      16,766      51,906      68,129
    Net cash cost ($/ounce)(2)       421          18         445         (22)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (1) Full year production for Fosterville excludes the change in gold-in-
        circuit inventory previously recorded in production for the first quarter.
    (2) Q4 and full year 2008 cash cost figures are unaudited estimates and are subject to revision.

    Results of Operations - Kemess South Mine

                                 Q4 2008     Q4 2007        2008        2007
    -------------------------------------------------------------------------
    Ore plus waste mined
     (tonnes)                  7,388,248   8,042,000  28,260,894  42,025,404
    Ore mined (tonnes)         5,027,556   3,206,000  13,851,896  17,060,785
    Stripping ratio (waste/ore)     0.47        1.51        1.04        1.46
    Ore stockpile rehandle
     (tonnes)                  1,173,710   2,367,337   7,152,037   4,012,198

    Ore milled (tonnes)        4,171,027   4,238,626  16,924,271  17,802,317
    Ore milled per day (tonnes)   45,337      46,072      46,252      48,773

    Gold
      Grade (g/t)                  0.661       0.459       0.505       0.627
      Recovery (%)                    69          66          67          68
      Production (ounces)         61,314      41,467     185,162     245,631

    Copper
      Grade (%)                    0.196       0.238       0.174       0.214
      Recovery (%)                    80          75          79          81
      Production (thousands
       pounds)                    14,391      16,766      51,906      68,129

    Net cash cost ($/ounce)(1)       395          18         272         (22)
    -------------------------------------------------------------------------
    (1) Q4 and full year 2008 cash cost figures are unaudited estimates and are subject to revision.
    >>

    Operational Performance

    The Kemess South mine posted production of 61,314 ounces of gold and 14.4 million pounds of copper in the fourth quarter of 2008, which was considerably lower than the forecast of 74,000 ounces and 18.5 million pounds, respectively. Metal production was adversely impacted by a burst water pipe, which caused serious damage to the mill's Distributed Control System (DCS), resulting in six days of downtime just before Christmas. This event, combined with a one week delay in accessing some higher grade ore in the western end of the open pit, were responsible for the shortfall in production during the quarter. However, the ounces that did not materialize in the fourth quarter of
2008 will be produced in the first quarter of 2009.
    Mining operations returned to near normal levels in the western end of the open pit once waste rock was removed from the northwest corner where localized sloughing had occurred earlier in the year. A new radar-based wall monitoring system was installed to ensure safe operation until the western end of the pit is mined out in mid-2009.
    The mill operated at an average throughput of 45,337 tonnes per day (tpd)
during the quarter and would have achieved a more typical 49,000 tpd rate had it not been for the unexpected DCS related outage that occurred just before
Christmas. Recoveries in the mill of 69% for gold and 80% for copper were consistent with historic norms for the hypogene ore, which was processed during the quarter.
    The cash cost of production at Kemess in the fourth quarter was $395 per ounce, which was significantly higher than earlier quarters of 2008 due to the precipitous drop in copper prices from an average of $3.62 per pound in the first three quarters to $1.77 per pound in the fourth quarter. For the full year of 2008, the cash cost of production at Kemess averaged $272 per ounce.

    <<
    Results of Operations - Stawell Gold Mine

                                 Q4 2008     Q4 2007        2008        2007
    -------------------------------------------------------------------------
    Ore mined (tonnes)           177,561     152,791     629,665     652,372
    Ore milled (tonnes)          183,415     170,554     698,396     721,723
    Ore milled per day (tonnes)    1,994       1,854       1,908       1,978

    Gold
      Grade (g/t)                   5.97        6.00        5.25        5.39
      Recovery (%)                    87          89          87          89
      Production (ounces)         30,553      29,635     102,679     112,058

    Net cash cost ($/ounce)(1)       393         n/a         541         n/a
    -------------------------------------------------------------------------

    (1) Q4 and full year 2008 cash cost figures are unaudited estimates and are subject to revision.
    >>

    The Stawell Gold mine produced a total of 30,553 ounces of gold during the three months ended December 31, 2008. This represents the highest quarterly production during 2008 and the fourth highest quarterly production total in the 26-year history of the mine.
    Mine production of 177,561 tonnes during the quarter increased to its highest level of the year, as improvements in the mine's ventilation and cooling systems and the commissioning of three 60-tonne haul trucks increased the effective mining capacity.
    Approximately 183,415 tonnes of ore at a grade of 5.97 grams per tonne
(g/t) were milled in the fourth quarter of 2008. Gold recoveries in the mill were 87%, which were on target with plan and consistent with the 87%-90%
historic range.
    The net cash cost of gold for the fourth quarter was $393 per ounce, which was significantly lower than previous quarters of the year, attributable to the decreased mining costs, milling of higher grade ore and the weaker
Australian dollar relative to the US dollar.

    <<
    Results of Operations - Fosterville Gold Mine

                                 Q4 2008     Q4 2007        2008        2007
    -------------------------------------------------------------------------
    Ore mined (tonnes)           167,182     154,887     511,542     799,188
    Ore milled (tonnes)          165,654     213,543     540,725     931,886
    Ore milled per day (tonnes)    1,801       2,321       1,477       2,555

    Gold
      Grade (g/t)                   6.03        4.00        5.39        3.27
      Recovery (%)                    82          70          70          77
      Production (ounces)(1)      26,398      19,198      66,959      73,378

    Net cash cost ($/ounce)(2)       513         n/a         836         n/a
    -------------------------------------------------------------------------
    (1) Full year production for Fosterville excludes the change in gold-in-
        circuit inventory previously recorded in production for the first quarter.
    (2) Q4 and full year 2008 cash cost figures are unaudited estimates and are subject to revision.
    >>

    The Fosterville Gold mine produced 26,398 ounces of gold during the three months ended December 31, 2008, which was a quarterly record for the mine and substantially higher than forecast. The ore grade milled during the quarter was consistent with forecast; however, gold recovery was significantly higher due to the lower proportion of black shale ore in the mill feed and several leach circuit process improvements that were implemented based on the results of the pilot plant. Gold recovery is expected to improve further in 2009 once the $4.75 million heated leach circuit is commissioned in the first quarter.
    Mine development activities continued at a high rate during the fourth quarter and now extend into the heart of the thicker, higher grade sections of the main Phoenix orebody, which will support production over the next several years.
    Net cash cost for the fourth quarter was $513 per ounce of gold, which was dramatically lower than the first three quarters of 2008, as Northgate worked on the turnaround of the operation. The decrease in costs is the result of increased mining rates, higher ore grades, improved gold recovery and the weaker Australian dollar relative to the US dollar.

    Year Ending 2008 Financial Results

    Northgate's audited financial results for the year ended December 31,
2008 are scheduled for release before market opens on March 4, 2009 and the
Corporation's year-end conference call and webcast for investors and analysts will be held at 10:00 am (Eastern Standard Time) on the same day.

    2009 Production Forecast

    Northgate is forecasting a record year for production in 2009 of 392,000 ounces of gold at a net cash cost of $461 per ounce.

    <<
                                              Gold      Copper     Cash Cost
                                            (ounces) (000s pounds)  (ounces)
    -------------------------------------------------------------------------
    Kemess                                   173,000      54,000        $517
    Stawell                                  107,000         n/a        $388
    Fosterville                              112,000         n/a        $445
    -------------------------------------------------------------------------
                                             392,000      54,000        $461
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Note: Assuming copper price of $1.40 per pound and exchange rates of
    Cdn$/US$1.25 and A$/US$1.43.

    In 2009, Northgate's before tax cash flow is subject to the following sensitivities:

                                                               Before Tax
                                                                Cash Flow
    Variable                                 Change           (US$ millions)
    -------------------------------------------------------------------------
    Gold Price                            $25 per ounce            $9.8
    Copper Price                         $0.05 per pound           $2.6
    Cdn$/US$ Foreign Exchange Rate            0.05                 $6.2
    A$/US$ Foreign Exchange                   0.05                 $5.3
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The following table provides a summary of forecast quarterly gold production for 2009. Gold and copper output will vary from quarter to quarter due to normal variations in ore grades, ore types and metallurgical recoveries. All of Northgate's gold production during 2009 is unhedged. As a result, the Company will receive market prices for all gold sales during the year. Northgate has entered into copper forward sales contracts for the final two months of 2009 for approximately 6.0 million pounds of copper at a forward price of $2.52 per pound.

                                  Kemess     Stawell Fosterville       Total
    -------------------------------------------------------------------------
    Q1                            49,000      26,000      24,000      99,000
    Q2                            46,000      25,000      30,000     101,000
    Q3                            50,000      27,000      29,000     106,000
    Q4                            28,000      29,000      29,000      86,000
    -------------------------------------------------------------------------
                                 173,000     107,000     112,000     392,000
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Kemess South Mine - Projected 2009 Mine Production

    -------------------------------------------------------------------------
    Ore plus waste mined (tonnes)                                 24,523,000
    Ore mined (tonnes)                                            18,024,000
    Stripping ratio (waste/ore)                                         0.36

    Ore milled (tonnes)                                           17,581,000
    Ore milled per day (tonnes)                                       48,167

    Gold grade (g/t)                                                   0.484
    Copper grade (%)                                                   0.181

    Gold recovery (%)                                                     64
    Copper recovery (%)                                                   77

    Gold production (ounces)                                         173,000
    Copper production (thousands pounds)                              53,800

    Net cash cost ($/ounce)                                              517
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    In 2009, the mine plan calls for the removal of 18.0 million tonnes of ore and 6.5 million tonnes of waste from the Kemess open pit. During the first three quarters of the year, the Kemess mill will process higher grade ore that will be mined from the western end of the open pit. Beginning in the fourth quarter, milling of much lower grade ore from surface stockpiles and from the eastern end of the open pit is scheduled to commence.
    The Kemess mill is expected to operate at a throughput of 48,167 tpd with the mill operating at 90% availability. The majority of the ore milled during the year will be hypogene ore with only a small quantity (10%) of supergene and leachcap ore. Total metal production for 2009 is anticipated to be 173,000 ounces of gold and 54.0 million pounds of copper.
    Production of gold-copper concentrate is forecast to total 131,000 dry metric tonnes (dmt), which will be shipped to Xstrata Copper's Horne smelter in Rouyn-Noranda, Quebec. Annual smelting and refining terms for 2009 are expected to settle at around $75/dmt and 7.5cents/lb of copper with no price participation and it is expected that Kemess concentrate will be processed on comparable terms.
    The unit mining cost is forecasted at Cdn$1.75 per tonne moved and the total average unit cost of production is forecast to be Cdn$11.90 per tonne milled, including Cdn$3.17 per tonne milled for concentrate marketing costs.
Assuming by-product copper and silver prices of $1.40 per pound and $9.00 per ounce, respectively, and an exchange rate of Cdn$/US$1.25, the net cash cost is projected to be $517 per ounce of gold produced in 2009.
    Since Kemess is approaching the end of its mine life, capital expenditures will amount to only $3.6 million.

    <<
    Stawell Gold Mine - Projected 2009 Mine Production

    -------------------------------------------------------------------------
    Ore mined (tonnes)                                               724,000
    Ore milled (tonnes)                                              833,000
    Ore milled per day (tonnes)                                        2,280

    Gold grade (g/t)                                                    4.49
    Gold recovery (%)                                                     89
    Gold production (ounces)                                         107,000

    Net cash cost ($/ounce)                                              388
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    In 2009, the Stawell mine plan calls for 833,000 tonnes to be milled at an average grade of 4.49 g/t. Gold recovery is forecast to be 89% and total gold production is expected to be 107,000 ounces. Ore for the mill will be sourced from the GG3, GG5 and Magdala reserve blocks while development towards the newly discovered GG6 zone is completed. Unit operating costs are forecast to total A$72/tonne milled, consisting of mining costs of A$46/tonne mined, milling costs of A$23/tonne milled and general and administrative (G&A) costs of A$8/tonne milled.
    Although Stawell is a mature and well run operation, there are still certain areas where improvements can be made. Due to the success of the pilot plant project at Fosterville in 2008, the plant itself will be shipped to
Stawell where tests will be conducted to determine whether the historic 89%
recovery at the mine can be improved in the future.
    Capital expenditures at Stawell are forecast to total $10.0 million including $2.8 million for new mining equipment, $3.5 million for additional ventilation improvements, $1.1 million for a tailings dam raise and $1.0 million for upgrades and the purchase of critical spares in the mill. Mine development capital and resource definition drilling costs are forecast to be
$17.1 million primarily related to the GG5 reserve block and development towards the GG6 zone, which will support production in 2010 and 2011.
    Exploration expenditures of $4.0 million are forecast for 2009 and will focus on three targets. The first target will be Sub-GG6, where a 6,900 metre
(m) program will be conducted to follow up on 2008 drilling, which yielded some very high grade intersections. The second will be the promising North
Magdala target, where a planned drill program of 5,000m will be conducted.
Lastly, 2,000m will be devoted to the Wonga Gift target. The balance of the exploration budget will be devoted to the exploration of several other promising targets on the 1,000 hectare Stawell mining lease. In addition to this extensive diamond drilling program, Stawell geologists will continue their very successful program of revisiting resource areas in the upper areas of the mine to identify additional reserves, which can be mined with very low development costs due to their proximity to existing workings.

    <<
    Figure 1 - Stawell Gold Mine 2009 Exploration Program

    www.northgateminerals.com/Theme/Northgate/files/Releases/SGM_Jan09.jpg

    Fosterville Gold Mine - Projected 2009 Mine Production
    -------------------------------------------------------------------------
    Ore mined (tonnes)                                               731,000
    Ore milled (tonnes)                                              733,000
    Ore milled per day (tonnes)                                         2008

    Gold grade (g/t)                                                    5.41
    Gold recovery (%)                                                     84
    Gold production (ounces)                                         112,000

    Net cash cost ($/ounce)                                              445
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    In 2009, the Fosterville mine plan calls for the mill to process a total of 731,000 tonnes at a grade of 5.41 g/t. Gold recovery is estimated to be
84.0% on average during the year and total production is forecast to be
112,000 ounces. Mine production during the year will come primarily from the heart of the main Phoenix ore body with the remaining production from the
Ellesmere ore body. Unit operating costs are forecast to total A$97/tonne milled, consisting of mining costs of A$54/tonne mined, milling costs of
A$34/tonne milled and G&A costs of A$10/tonne milled.
    The heated leach circuit is scheduled to be commissioned in the first quarter of 2009. Pilot plant tests indicated that gold recovery of 90% on average can be achieved once this circuit is in full operation. Once this last operational deficiency has been corrected, attention will be turned to reduce operating costs at the mine with the goal of lowering Australian dollar denominated cash costs per ounce by as much as 10% by optimizing the operation.
    Capital expenditures at Fosterville are forecast to total $12.0 million including $2.1 million for the completion of the heated leach project, $2.1 million for new mobile equipment, $1.0 million for a tailings dam raise, $0.9 million for equipment rebuilds and approximately $0.5 million for the tailings retreatment project. Mine development capital and resource definition drilling costs are forecast to be $14.5 million primarily related to the ongoing development of the Phoenix and Ellesmere orebodies.
    Exploration expenditures in 2009 are forecast to be $4.2 million and will focus on three areas. The key focus of the exploration program is the Harrier
Underground zone, with an 11,500m program that is already underway to follow up on the excellent results obtained during the 2008 program. The second target area is Phoenix Deeps, the down plunge extension of the main orebody at
Fosterville where a drill program totaling 5,300m is planned. The third target area is known as Pegasus, which is a theorized structural repeat of the
Phoenix mineralization at greater depth that will be drill tested during the year. A total of 3,500m has been allocated to this program.

    <<
    Figure 2 - Fosterville Gold Mine 2009 Exploration Program

    www.northgateminerals.com/Theme/Northgate/files/Releases/FGM_Jan09.jpg
    >>

    Young-Davidson Project

    Upon completion of the underground ramp development at the end of 2008, mining equipment was demobilized and the remaining shaft refurbishing work on the 13th level will be completed in early 2009. The number of people working at the property is now 23, down from an average of 115 in 2008, and this group will continue to perform a variety of activities related to permitting and development, while keeping the mine dewatered.
    The new resource estimate was released in December 2008 and a NI 43-101
Technical Report will be filed on SEDAR (www.sedar.com) and on Northgate's website (www.northgateminerals.com) at the end of January 2009. The project focus has now shifted to optimize the NI 43-101 Preliminary Economic
Assessment Report, which was filed in August, by incorporating the new, dramatically larger resource, using the geotechnical information that has been collected, and making better use of the existing ramp and shaft infrastructure at the site. Once this process is completed, a full feasibility study will be commissioned.
    The rocks that host the Young-Davidson deposit are known to extend to the west under barren cover rocks. Historically, only a handful of drill holes have been tested along strike west of Young-Davidson. Other targets on the property are geophysical anomalies that have similar characteristics to those of the known Young-Davidson deposit. Exploration in 2009 will focus on these targets outside of the know resource area.
    2009 exploration spending at Young-Davidson is forecast to total approximately $1.2 million out of a total project budget of $8.6 million. The balance of the expenditures will be for permitting, engineering and feasibility studies and site care and maintenance.

    Northgate Minerals Corporation is a mid-tier gold and copper producer with mining operations, development projects and exploration properties in
Canada and Australia. The company is forecasting record gold production of
392,000 ounces in 2009 and is targeting growth through further acquisition opportunities in stable mining jurisdictions around the world. Northgate is listed on the TSX under the symbol NGX and on the NYSE Alternext US (formerly
AMEX) under the symbol NXG.

    Forward-Looking Statements:

    This news release contains certain "forward-looking statements" and
"forward-looking information" under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend,"
"estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein, including any information as to the future activities of and developments related to the business activities of Northgate Minerals Corporation (Northgate) and its
subsidiaries, the market position, and future financial or operating performance of Northgate, are forward-looking and subject to important risk factors and uncertainties, many of which are beyond the corporation's ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; costs of production, capital expenditures, costs and timing of construction and the development of new deposits, success of exploration activities and permitting time lines; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in any of the countries in which the corporation does or may carry out business in the future; risks of sovereign investment; the speculative nature of gold exploration, development and mining, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees;
additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the factors described or referred to in the section entitled "Risk Factors" in
Northgate's Annual Information Form for the year ended December 31, 2007 or under the heading "Risks and Uncertainties" in Northgate's 2007 Annual Report,
both of which are available on SEDAR at www.sedar.com, and which should be reviewed in conjunction with this document. Accordingly, readers should not place undue reliance on forward-looking statements. The corporation does not undertake any obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except in each case as required by law.

For further information: Ms. Keren R. Yun, Director, Investor Relations,
Tel: (416) 363-1701 ext. 233, Email: ngx@northgateminerals.com, Website:
www.northgateminerals.com